Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 29, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Sub:	Appointment of Mr. Sanjiv Mehta as an Independent Director

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform that Mr. Sanjiv Mehta (DIN: 06699923) has been appointed as an Additional Director, categorized as Independent, on the Board of the Company, for a term of five consecutive years, effective from December 29, 2023.

The appointment of Mr. Mehta is approved by the Board of Directors of the Company, by way of Circular Resolution passed today, i.e. December 29, 2023, based on recommendations of the Nomination, Governance and Compensation Committee and is subject to approval of shareholders through Postal Ballot process. The profile of Mr. Mehta is enclosed with this intimation.

Mr. Mehta is not related to any of the Directors or Key Managerial Personnel of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. He meets the criteria for being appointed as an Independent Director under the statutes applicable to the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above appointment is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI Listing Regulations, read with SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise	Appointment
2	Date of appointment~~/ re-appointment/ cessation (as applicable); and~~ term of appointment/ ~~re-appointment~~

December 29, 2023

Appointment by the Board of Directors on December 29, 2023, as an Additional Director, categorized as Independent, for a term of five consecutive years, with effect from December 29, 2023, to December 28, 2028.

The said appointment is subject to approval of the shareholders of the Company through Postal Ballot process.

3	Brief profile (in case of appointment)	Enclosed with this intimation
4	Disclosure of relationships between directors (in case of appointment of a director)	Mr. Sanjiv Mehta is not related to any of the Directors or Key Managerial Personnel of the Company.

Profile of Mr. Sanjiv Mehta

Mr. Sanjiv Mehta has been the Chairman/ CEO and Managing Director (2013-23) of Hindustan Unilever Limited (HUL) which is India’s foremost Fast-Moving Consumer Goods (FMCG) Company. During his 10 years at the helm of Hindustan Unilever, the market capitalization of the Company increased from $17 billion to $76 billion making it the fifth most valuable company in India and the most valuable business for Unilever. Mr. Mehta was also the President of Unilever South Asia having a combined turnover of $9 billion and member of ‘Unilever Leadership Executive’, the global executive board of the consumer goods giant.

At present, Mr. Mehta is the Board Member (Non-Executive) of Air India & Danone, France and is the President Commissioner (Non-Executive Chairman) of Unilever Indonesia.

Mr. Mehta was the CEO/ Executive Chairman of Unilever Businesses in different parts of the world for 21 years from 2002-23. He was Chairman and Managing Director of Unilever Bangladesh Limited (2002-06), Chairman and CEO of Unilever Philippines Inc. (2007-08), Chairman of Unilever - North Africa and Middle East (2008-13) and took over India and South Asia responsibilities from 2013. In each of these roles he left his imprint by turning around businesses in trouble, winning major competitive battles and accelerating growth.

Mr. Mehta has done his Bachelor’s in Commerce, Chartered Accountancy and has also completed his Advanced Management Program (Harvard Business School). Mr. Mehta has been the President of India’s oldest and largest trade body FICCI (Federation of Indian Chambers of Commerce and Industry) during 2021-22, is a member of the South Asia Advisory Board of Harvard Business School and is Chairman Emeritus of ‘Vikaasa’, a coalition of top Indian and MNC companies.

During the period when Mr. Mehta was heading HUL it won several recognitions including the prestigious The Economic Times ‘Company of the Year’ & ‘Corporate Citizen of the Year’ awards, Business Standard’s ‘Company of the year’ award, the ‘Best Governed Company’ award by the Asian Centre for Corporate Governance and Sustainability and the ‘Outstanding Company of the Year’ award at CNBC-TV18’s India Business Leader Awards (IBLA). Forbes rated HUL as the most innovative company in India and the 8th most innovative company in the world.  Aon Hewitt in a global study rated HUL as the 3rd best company globally for building leaders.

Mr. Mehta was conferred the honorary degree of ‘Doctor of Philosophy in Business Management’ by Xavier University (Xavier Institute of Management) in 2019. He has received several personal recognitions including the ‘Best CEO Multinational’ by Forbes, the ‘Management Man of the Year’ by Bombay Management Association, the ‘CA Business Leader’ by The Institute of Chartered Accountants of India, the ‘Best Transformational Leader’ by the Asian Centre for Corporate Governance and Sustainability, the ‘Business Leader of the Year’ by The Economic Times, ‘Best CEO’ Award from Business Today, Pralhad P. Chhabria Memorial Global Award, the ‘JRD Tata Corporate Leadership award’ by the All India Management Association, the ’Sir Jehangir Ghandy Medal’ by Xavier School of Management (XLRI), Jamshedpur,  ‘IMPACT Person of the Year’ by exchange4media group (Business World), ‘Lifetime Achievement Award’ by  CEO’s Association for Inclusive India -SKOCH Group, ‘CEO of the year’ by Business Standard and ‘Best of the Best CEO’s’ by Fortune. He has also been inducted into the ‘Hall of Fame’ by The Institute of Chartered Accountants of India.